Great Hill Investors, LLC

Great Hill Equity Partners III, L.P.

Great Hill Equity Partners IV, L.P.

c/o Great Hill Partners, LLC

One Liberty Square

Boston, MA 02109

May 17, 2010

VIA EDGAR TRANSMISSION

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Vitacost.com, Inc.
Preliminary Proxy Statement
Filed May 11, 2010 by Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P.
File No. 001-34468

Dear Mr. Duchovny:

In response to your request in the letter dated May 13, 2010 relating to the above-referenced filing on Schedule 14A, Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P. (collectively, “Great Hill”) hereby acknowledge the following:

1.	Great Hill is responsible for the adequacy and accuracy of the disclosure in Great Hill’s filing;

2.	Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Great Hill may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

Daniel F. Duchovny, Esq.

May 17, 2010

Very truly yours,

GREAT HILL INVESTORS, LLC

By:	/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P. by: Great Hill Partners GP III, L.P., its general partner by: GHP III, LLC, its general partner

By:	/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS IV, L.P. by: Great Hill Partners GP IV, L.P., its general partner by: GHP IV, LLC, its general partner

By:	/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

*By:	/S/ LAURIE T. GERBER
Name:	Laurie T. Gerber
Title:	Attorney in fact

cc:	Richard J. Grossman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP